# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viant Technology Inc., CIK 0001828791
CUSIP: 92557A101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 06/15/2026
Amends the filing with accession number 0001828791-25-000104
Filed by CIK 0001284309
Persons authorized to receive notices and communications: Larry Madden, 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612, 949-861-8888

## Reporting persons
- Larry Madden (CIK 0001284309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,076,418; shared voting power 0; sole dispositive power 1,076,418; shared dispositive power 0; aggregate amount beneficially owned 1,076,418 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Viant Technology Inc.
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 12, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Viant Technology Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since Amendment No. 6, the Reporting Person acquired an aggregate of 23,489 shares of Class A Common Stock underlying stock options and 44,511 shares of Class A Common Stock underlying RSUs. The stock options and RSUs were awarded to the Reporting Person by the Issuer in consideration for services rendered to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
10b5-1 Trading Plan - June 2026

On June 17, 2026, the Reporting Person entered into a new trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "June 2026 10b5-1 Trading Plan"). Pursuant to the June 2026 10b5-1 Trading Plan, the Broker agreed to make periodic sales of up to an aggregate of 144,978 shares of Class A Common Stock on behalf of the Reporting Person starting on September 16, 2026 through March 31, 2027, less any and all additional shares sold pursuant to the previously disclosed December 2025 10b5-1 Trading Plan. The amount and timing of sales, if any, pursuant to the June 2026 10b5-1 Trading Plan will be determined based on the terms of the June 2026 10b5-1 Trading Plan, market conditions, share price and other factors.

This description of the June 2026 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the June 2026 10b5-1 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 1,076,418 shares of Class A Common Stock, which consists of (i) 104,978 shares of Class A Common Stock held of record by the Reporting Person, (ii) 497,084 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of the date hereof and (iii) 474,356 shares of Class A Common Stock underlying Class B Units that are currently convertible on a one-to-one basis.

Based upon 20,021,706 shares of Class A Common Stock outstanding as of May 8, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026, the Reporting Person may be deemed to beneficially own 5.13% of the Class A Common Stock. The ownership information assumes (i) the redemption of the Class B Units indirectly held by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis and (ii) the exercise of stock options held of record by the Reporting Person that are currently exercisable or will become exercisable within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 1,076,418

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 1,076,418

Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days:
During the past 60 days, the Reporting Person disposed of an aggregate of 108,496 shares of Class A Common Stock in a series of open-market transactions pursuant to the December 2025 10b5-1 Trading Plan. Details by date, listing the number of shares of Class A Common Stock disposed of, the weighted average price per share and the price range, are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC or the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

April 21, 2026: 13,283 shares sold for a weighted average price of $10.9109 at prices ranging from $10.64 to $11.43.

April 22, 2026: 13,263 shares sold for a weighted average price of $10.7387 at prices ranging from $10.39 to $10.955.

April 23, 2026: 12,782 shares sold for a weighted average price of $10.1613 at prices ranging from $10.05 to $10.315.

May 8, 2026: 18,538 shares sold for a weighted average price of $11.8498 at prices ranging from $11.31 to $12.09.

May 11, 2026: 13,826 shares sold for a weighted average price of $11.2907 at prices ranging from $10.86 to $11.82.

May 11, 2026: 3,471 shares sold for a weighted average price of $11.9456 at prices ranging from $11.86 to $12.015.

June 5, 2026: 18,663 shares sold for a weighted average price of $12.2426 at prices ranging from $12.05 to $12.895.

June 8, 2026: 14,670 shares sold for a weighted average price of $12.0981 at prices ranging from $12.01 to $12.32.

On June 15, 2026, the Issuer sold, on the Reporting Person's behalf, 25,376 shares of Class A Common Stock in an open-market transaction for $11.10 per share to cover withholding tax associated with the vesting and settlement of the Reporting Person's RSUs.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the June 2026 10b5-1 Trading Plan and is incorporated herein by reference. A copy of the June 2026 10b5-1 Trading Plan is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 5: 10b5-1 Trading Plan, dated June 17, 2026.

## Signatures
- Larry Madden: Larry Madden, Chief Financial Officer (06/18/2026)